Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-3 of our reports dated February 28, 2020, relating to the consolidated financial statements and financial statement schedule of Fly Leasing Limited and subsidiaries as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019, and the effectiveness of Fly Leasing Limited and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 20-F of Fly Leasing Limited for the year ended December 31, 2019, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

San Francisco, CA
August 17, 2020